Gregory P. Rodgers	53rd at Third
Direct Dial: 212-906-2918	885 Third Avenue
greg.rodgers@lw.com	New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

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Attention: J. Nolan McWilliams	Madrid	Washington, D.C.

Re:                             Shake Shack Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted September 30, 2014
CIK No. 0001260533

Ladies and Gentlemen:

On behalf of our client Shake Shack Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on September 30, 2014 (the “Draft Submission”).

This amendment reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Randy Garutti, the Company’s Chief Executive Officer, dated October 27, 2014.  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the Draft Submission, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.              Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Response:

In response to the Staff’s comment, the Company has revised Amendment No. 1 to include the pictures and graphics that will be contained on the inside front and back covers of the prospectus.  The Company confirms that it will provide the Staff with mock-ups of any additional pages that include any pictures or graphics to be presented, and accompanying captions, if any, as soon as they are ready.

2.              Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company advises the Staff that at this time neither it, nor anyone authorized on its behalf, has distributed written communications to potential investors.  The Company further advises the Staff that, if any such communications are used, it will supplementally provide the same to the Staff.

Market and Industry Data, page iii

3.              Please tell us whether any of the data provided by the sources referred to here and in your business section, such as the data from other third-party sources and industry publications, were commissioned by you for use in connection with the registration statement. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement.

Response:

The Company has revised Amendment No. 1 to include references to a report commissioned by the Company and prepared by eSite, Inc.  The Company has also submitted the consent of eSite, Inc. as Exhibit 23.4 to Amendment No. 1.  The Company further advises the Staff that other than the report prepared by eSite, Inc., no data or publications were commissioned by the Company for use in connection with the Registration Statement.

Non-GAAP Financial Measures, page iv

4.              Refer to your discussion of Shack-level operating profit margin. Similar to the reconciliations for EBITDA and Adjusted EBITDA in Summary and Selected Historical and Pro Forma Consolidated Financial and Other Data at pages 14 and 59, please provide a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure in your statements of operations. Refer to the disclosure requirements outlined in Item 10(e) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised Summary and Selected Historical and Pro Forma Consolidated Financial and Other Data to provide a reconciliation of Shack-level operating profit margin to Shack sales.

Prospectus Summary, page 1

Overview of Shake Shack, page 1

5.              Refer to the last sentence of the second paragraph on page 2 and in the second paragraph under MD&A, Overview, on page 66. Where you discuss total revenue and Adjusted EBITDA, please also disclose the growth of the primary GAAP measure of net income during this period. Further, in the table of Shack system-wide sales included on page 2, please include footnote disclosure indicating that system-wide sales includes combined revenue from all of your restaurants owned and those of your licensees, and that your total revenue is limited to those of Company-owned restaurants and royalties from domestic and international licensed restaurants. Please revise throughout the filing, as applicable.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to disclose the growth of the primary GAAP measure of net income during the applicable periods.

In addition, the Company has revised Amendment No. 1 to include disclosure indicating that system-wide sales include combined revenue from all of the Company’s domestic company-operated Shacks and licensed Shacks, and that the Company’s revenue consists of Shack sales from the domestic company-operated Shacks and licensing revenue from domestic and international licensed Shacks.

6.              Please expand the consolidated statement of operations data to include the pro forma net income per share data, basic and diluted, similar to that provided for Selected Consolidated Financial and Other Data at page 59.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to expand the consolidated statement of operations data to include the pro forma net income per share data, basic and diluted.

What Makes Shake Shack Special, page 3

7.              Please provide a basis for your statement on page 4 that “Shake Shack has grown and thrived during both strong and weak economic environments.” Please also reconcile this with your statement on page 29 that “the economic downturn starting in 2008 . . . negatively affected guest traffic and Shack sales at [y]our Shacks and throughout [y]our industry.”

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections to eliminate the inconsistencies. By way of explanation, in 2008 the Company operated only one Shack, so the statements on page 29 of the Draft Submission more accurately apply to the restaurant industry as a whole.

The Offering, page 10

Redemption rights of holders of LLC Interests, page 11

8.              You state that the LLC Interests held by the Continuing SSE Equity Owners will be redeemable for Class A shares or cash, at Shake Shack’s option. Please clarify whether this decision will be made by disinterested board members or if it will be made by the same parties who make the election to exchange the LLC Interests.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to clarify that this decision will be made by the full board of directors of the Company.

Risk Factors, page 18

Risks Related to Our Company and Our Organizational Structure, page 36

9.              We note that your organizational structure appears to confer certain tax benefits upon holders of your Class B common stock and LLC Interests that may not benefit Class A common stockholders to the same extent or at all. To the extent material, please describe the risk that such an offering structure may impact the future trading market for the Class A common stock.

Response:

The Company respectfully acknowledges the Staff’s comment and Amendment No. 1 has been revised to include a risk factor on page 39 in response to this comment.

The Transactions, page 49

Organizational Structure Following this Offering, page 50

10.       Please clarify how the company will manage the business of SSE Holdings, LLC following the offering. Please discuss, for example, whether the company will have any executive officers or employees or if all such functions will reside at the SSE Holdings, LLC or other subsidiary level. To the extent the holding company will only have a board of directors, please clarify that point.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to provide the requested disclosure.

Use of Proceeds, page 53

11.       Please state the approximate amount of the net proceeds intended to be used to (i) pay the fees and expenses in connection with this offering and (ii) for general corporate purposes.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to provide the requested disclosure.  The Company supplementally advises the Staff that because the Company and its advisers are in the process of determining the amount of fees and expenses in connection with this offering, such information has not been included in Amendment No. 1.

Capitalization, page 54

12.       Refer to footnote (1). We note that you will enter into a New Credit Facility concurrently with the consummation of the offering. Please revise the notes to the capitalization disclosures to indicate the amount and related terms of this New Credit Facility. Also, please clarify in the second sentence the defining circumstances as to whether the Revolving Credit Facility will be amended or terminated in connection with this offering, and include or advise us of why this event has not been disclosed as part of the Transactions given that it will occur in connection with consummation of the offering. Further, as appropriate, please revise your Unaudited Pro Forma Financial Information on page 62 to give effect to any material change of debt and related financing costs to be incurred in connection with amending or terminating, and entering into a New Credit Facility.

Response:

The Company supplementally advises the Staff that because the Company and its advisers are in the process of determining information relating to the terms of the New Credit Facility, such information has not been included in Amendment No. 1. The

Company acknowledges that the Staff will need sufficient time to review such required information when it is included in a future amendment to the Registration Statement.  The Company supplementally advises that it does not expect any material change of debt and related financing costs to be incurred in connection with amending or terminating the Revolving Credit Facility, and entering into a New Credit Facility, and accordingly, the effects of such items have not been included in the Unaudited Pro Forma Financial Information.  In the event such items are material, the Company will make corresponding updates to the Unaudited Pro Forma Financial Information in a subsequent filing.

13.       Refer to footnote (2). Please expand to disclose that the Continuing SSE Equity Owners will hold the noncontrolling interests in SSE Holdings, LLC. Also, please disclose the allocable percentage of the economic interests to be held by Shake Shack Inc. and by the Continuing SSE Equity Owners.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to provide the requested disclosure.

Dilution, page 57

14.       In the first paragraph, please disclose that the Continuing SSE Equity Owners will maintain their LLC Interests in SSE Holdings after the Transactions and that the Assumed Redemption gives effect to such LLC Interests being redeemed for Class A common stock of Shake Shack rather than for cash.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to provide the requested disclosure.

15.       Separately as you disclose that the Continuing SSE Equity Owners do not own any Class A common stock or other economic interests in Shake Shack, please define in the filing what you mean by economic interest. Also, discuss the significance of the Continuing SSE Equity Owners’ holding of Class B common stock in Shake Shack, if other than voting interest. In this regard disclose, if true, that the Assumed Redemption does not include any Class B common stock and explain why you believe this treatment in your dilution disclosures is appropriate.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to provide the requested disclosure. The Company supplementally advises that the Assumed Redemption does not include any Class B common stock because holders of the Company’s Class B common stock are not entitled to participate in any dividends declared by the Company’s board of directors.

Unaudited Pro Forma Consolidated Financial Information, page 62

16.       Please revise the introductory paragraph to the pro forma financial information to disclose the nature and significant terms of the transactions that have been reflected therein. Your revised disclosure should be in a level of detail consistent with that included on pages 49 and 50 of the draft registration statement. Refer to the guidance outlined in Rule 11-02(b)(2) of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to disclose the nature and significant terms of the transactions that have been reflected therein.

17.       Please revise the pro forma financial statements to include separate columns and subtotals for adjustments that solely give effect to the Transactions (excluding the offering), and that give effect to the offering of Class A common stock and related use of the net proceeds.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the pro forma financial statements section to include separate columns and subtotals for adjustments that solely give effect to the Transactions (excluding the offering), and that give effect to the offering of Class A common stock and related use of the net proceeds.

18.       For both the pro forma statements of operations and the pro forma balance sheet, please provide notes to the pro forma financial information that explain in detail each adjustment that is included therein and the significant assumptions that were used in determining each pro forma adjustment. The notes should also describe in detail your computation in arriving at the non-controlling interest and disclosure of the number of Class A common stock to be issued to the Former SSE Equity Owners, Former UAR Plan Participants, and new investors in the offering, and Class B common stock to be issued to the Continuing SSE Equity Owners. Please also disclose that the non-controlling interests are redeemable at the holders’ option, with the form of the redemption consideration to be determined at your discretion.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to provide the requested disclosure.

19.       Please disclose in the notes to the pro forma financial information the differences in the rights and privileges that will exist between Class A and Class B common shares. The Liquidity and Capital Resources section of MD&A should also be revised to include similar disclosures.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to disclose the differences in the rights and privileges that will exist between Class A and Class B common shares.

20.       We note from the discussion on page 50 under the heading “Organization Structure Following this Offering” that Shake Shack will be the sole managing member of SSE Holdings and will control the business and affairs of SSE Holdings and its subsidiaries. Please tell us and explain in the notes to your pro forma financial information how the transaction in which Shake Shack will acquire control over SSE Holdings will be accounted for in the pro forma financial information. Also, please explain in the notes to the pro forma financial information the nature and terms of the agreements which will provide Shake Shack with control over SSE Holdings.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to provide the requested disclosure. The notes to the pro forma financial information describe the nature and terms of the SSE Holdings LLC Agreement, which is the agreement which will provide Shake Shack with control over SSE Holdings.

Business, page 82

What Makes Shake Shack Special, page 83

2. Fine Casual: Inspired Food and Drink, page 85

21.       Please substantiate your disclosure that your menu focuses on classic American food at “accessible price points.”

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to clarify that the reference to “accessible price points” is made in comparison to full-service restaurants.

4. Versatile Real Estate Model Built for Growth, page 88

22.       Please revise your “Domestic Licensing” section on page 91 to describe the material terms of your existing license agreements and the expected terms, if known, of your future agreements. Similarly, please describe the material terms of your international licensing agreements, including territory fees and the identity of your international partner referenced on page 92.

Response:

The Company respectfully acknowledges the Staff’s comments and advises that it prefers to not quantify territory fees because such disclosure will provide its competitors and future licensees with information about the Company’s operations that will be competitively disadvantageous to the Company.  Furthermore, the Company supplementally advises the Staff that licensing revenue is not material to the Company’s overall results.  The Company supplementally advises the Staff that licensing revenue for domestic and international licensed Shacks accounted for approximately 2.5%, 4.7% and 5.7% of the Company’s total revenue for fiscal 2012, fiscal 2013 and the thirty-nine weeks ended September 24, 2014, respectively.

The Company has revised Amendment No. 1 as requested to identify the Company’s international partner.

7. Opening New Domestic Company-Operated Shacks, page 93

23.       To the extent material, please discuss quantitatively and qualitatively the investments in infrastructure you reference. Please also discuss your plans to use a portion of the net proceeds of the offering to open new Shacks and renovate existing Shacks.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to clarify that the investment in its infrastructure consists of new hires at the Company’s home office. The Company respectfully advises that it is unable to accurately quantify the amount of such investment. The Company has further revised this section to disclose that it will use a portion of the net proceeds of the offering to open new Shacks and renovate existing Shacks

Operations, page 94

24.       Please file the distribution agreement discussed on page 95 as an exhibit to your draft registration statement or tell us why you believe it is not required to be filed.

Response:

The Company believes that the distribution agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K because the agreement was entered into in the ordinary course of business.  Further, the agreement does not come within any of the exceptions set out in Item 601(b)(10)(ii) of Regulation S-K.  The Company does not believe that its business is substantially dependent on this contract.

25.       Please substantiate that you have a “reliable supply chain” and discuss the economies of scale you have “started to realize” in your supply chain and purchasing initiatives. Please also discuss the extent to which you are able to located alternative sources of supply or may be materially impacted by supply chain disruptions given your reliance on proprietary hamburger mixes and other supplies. We note in this regard the three risk factors on pages 20-21.

Response:

The Company respectfully acknowledges the Staff’s comment with respect to the Company’s reliable supply chain and supplementally advises the Staff that historically its suppliers have delivered 99% of orders to the Shacks.

The Company supplementally advises the Staff that the Company currently has five approved sources of raw material for ground beef, and five approved grinders, in the United States.  The Company’s primary grinder has agreed to provide a back-up grinding facility in the event of a disruption of its operations.  In addition, the Company’s largest approved source of raw material has agreed to serve as a grinder in the event of a disruption of operations at one or more of the Company’s grinders. For the supply of ‘Shroom Burgers in the United States, one of the Company’s suppliers has two facilities, and the Company’s other supplier has three facilities. For the Company’s custard base, the Company has one main co-packer, but has had three other co-packers manufacture the Company’s custard base in the past. Although the Company uses a single broadline distributor, the Company currently utilizes six affiliated distribution centers and plans to add three more by the end of fiscal 2014.  It is only in the event of extreme disruptions that the Company believes that its operations will be materially and adversely affected.

The Company respectfully acknowledges the Staff’s comment regarding the statement as to the results of the Company’s purchasing initiative and, while the Company believes the statement in question to be accurate, the Company has deleted the statement as non-material, particularly in light of anticipated increased commodity pricing.

Competition, page 95

26.       Please describe your competitive position in your industry and discuss your target consumer base.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to provide the requested disclosure. The Company has revised the disclosure on page 110 to clarify that it primarily competes in the “better burger” category. Although the Company is unable to specify its competitive position with accuracy, the Company has added disclosure making it clear that certain of its competitors enjoy significant competitive advantages.

Certain Relationships and Related Party Transactions, page 113

Related Party Agreements in Effect Prior to this Offering, page 113

Special Bonus Agreement, page 113

27.       Please disclose here and also on page 107 under Director Compensation, the criteria for Randy Garutti to receive the special bonus payable to him on March 11, 2018. We assume the disclosure in Note 10 to the audited year-end financial statements regarding the Incentive Bonus Agreement is the same as the Special Bonus Agreement, and if not, please advise us as to the difference. Also, please clarify in your disclosure on page 113 if the Special Bonus

Agreement was entered into in March 2013 rather than March 2011 as Note 10 to your financial statements indicates that this agreement was entered into during 2013.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 119 and 122 in response to the Staff’s comment to add additional information regarding the criteria for payment under the Special Bonus Agreement.  The Special Bonus Agreement entitles Mr. Garutti to receive a cash payment upon the occurrence of a change in control or an initial public offering (the “Special Bonus”), payable on March 11, 2018.

The Company respectfully advises the Staff that the disclosure in Note 10 to the audited year-end financial statements regarding the Incentive Bonus Agreement refers to a separate Incentive Bonus Agreement, dated July 25, 2013, entered into with Mr. Garutti.  The Incentive Bonus Agreement entitles Mr. Garutti a payment equal to the value of the bonus under the Special Bonus Agreement (i) in the event that (a) no change of control or initial public offering occurs on or prior to March 11, 2018, (b) Mr. Garutti would have been entitled to the Special Bonus had a change of control or initial public offering occurred, and (c) Mr. Garutti’s employment was not terminated by SSE Holdings, LLC for cause or by Mr. Garutti without good reason prior to payment under the Incentive Bonus Agreement.  To the extent that this offering is consummated on or prior to March 11, 2018 and Mr. Garutti becomes entitled to receive the Special Bonus, he shall not receive any payments under the Incentive Bonus Agreement.

In no event will Mr. Garutti be eligible to receive a bonus under both the Special Bonus Agreement and the Incentive Bonus Agreement, and only the bonus under the Special Bonus Agreement will be payable following the consummation of this offering. We have clarified the language on pages 119 and 122 to describe the Incentive Bonus Agreement.

28.       Also, refer to the Notes 10 on pages F-20 and F-37. Please tell us in further detail how you determined the amount of compensation charge of $2.1 million for the fiscal year 2013 and only $43,000 for the twenty-six weeks ended June 25, 2014 associated with the incentive bonus arrangement with your executive.

Response:

The Company respectfully acknowledges the Staff’s comments and advises the Staff that the Company determined the compensation charge related to the incentive bonus arrangement by calculating the present value of the $2.45 million bonus obligation granted in 2013 and due March 2018 utilizing the Company’s effective borrowing rate. This resulted in the present value of the liability of approximately $2.02 million and accretion of approximately $35,000 for fiscal 2013 and accretion of approximately $65,000 for the thirty-nine weeks ended September 24, 2014. The Company acknowledges the Staff’s comment and has reclassified the approximately $65,000 of accretion from compensation expense to interest expense for fiscal 2014.  The Company has evaluated the reclassification of accretion in the amount of $35,000 for fiscal 2013 and $14,000 for the thirty-nine weeks ended September 25, 2013 and determined that such amounts are immaterial.

Management Services Agreement, page 113

29.       We note that you will enter into an amended and restated management services agreement with USHG, whereby USHG is currently providing such management services to SSE Holdings, LLC. If this amended agreement is expected to have a material impact on your results of operations, please revise your pro forma statements of operations to include a pro forma adjustment giving effect to this amended agreement. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and supplementally advises that it does not expect any material impact on the Company’s results of operations in connection with the amended and restated management services agreement with USHG.

30.       We also note under “Executive Compensation” for Employment Agreements on page 103 that you intend to enter into employment agreements with Randy Garutti, your Chief Executive Officer, and Jeff Uttz, your Chief Financial Officer, in connection with the offering. If compensation under these new employment agreements is expected to have a material impact on your results of operations, please revise your pro forma statements of operations to include adjustments giving effect to these revised agreements.

Response:

The Company respectfully acknowledges the Staff’s comment and supplementally advises that the Company and its advisers are in the process of determining the terms of the employment agreements with Randy Garutti, the Company’s Chief Executive Officer, and Jeff Uttz, the Company’s Chief Financial Officer. The Company does not currently expect any material impact on the Company’s results of operations in connection with the employment agreements.  In the event that the employment agreements will have a material impact on the Company’s results of operations, the Company will revise the pro forma statements of operations to include adjustments giving effect to these agreements.

Principal Stockholders, page 121

31.       Beneficial ownership is not based on “pecuniary interest” for the purposes of Rule 13D-3. Please revise footnote 1 accordingly.

Response:

Pursuant to the Staff’s request, the Company has revised the disclosure in the Amendment.

32.       Please expand footnote 5 to disclose the natural person(s) with voting and investment power over the shares held by ACG Shack LLC.

Response:

Pursuant to the Staff’s request, the Company has revised the disclosure in the Amendment.

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders, page 133

33.       Please remove the statement on page 134 that the tax discussion is “for informational purposes only,” as investors are entitled to rely on the disclosure in this prospectus. Please similarly revise the last paragraph on page 62.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to remove the specified language.

Shake Shack Inc.

Report of Independent Registered Public Accounting Firm, page F-2

34.       Please revise to include the city and State of the issuing independent registered public accounting firm. See Rule 2-02(a)(3) of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Report of Independent Registered Public Accounting Firm accordingly.

Note 6. Long-Term Debt, page F-17

35.       We note from the disclosures included on page 56 of the filing under the heading “Dividend Policy” that under the terms of the Revolving Credit Facility, SSE Holdings is currently restricted from paying cash dividends and you expect these restrictions to continue in the future, which may in turn limit your ability to pay dividends on the Class A common stock. Please revise the notes to your financial statements to disclose the nature and significant terms of the restrictions imposed on your ability to pay dividends by the terms of the Revolving Credit Facility. Refer to the guidance outlined in Rule 4-08(e) of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to provide the requested disclosure.

Note 11. Members’ Equity, page F-20

36.       We note from the disclosure included in note 11 that the Company has a Unit Appreciation Rights Plan under which these rights are exercisable only upon a qualifying transaction defined as a change in control or an initial public offering. We also note during 2013 and 2012, 7,530 and 6,153 units were granted respectively. Please tell us and revise to disclose the terms of settlement for these unit appreciation rights in the event that a qualifying transaction occurs. In addition, please tell us and disclose in Note 11 whether the planned public offering will represent a qualifying transaction which will result in recognition of expense in connection with these rights. If so, please tell us and revise to explain how the expense to be recognized as a result of the public offering will be calculated or determined. Note 11 to your interim financial statements on pages F-37 should be similarly revised. Also, to the extent that a material amount of expense will be recognized in connection with these rights as a result of your planned public offering, please revise MD&A to discuss the nature and amount of these expense that will be recognized as a result of the public offering and explain how such expense will be determined.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to provide the requested disclosure.

Note 12. Equity-based Compensation, page F-20

37.       We note from the disclosure on pages F-20 and F-21 that the Company has granted 9,034.1479 restricted Class B profits interests to an executive during 2013 which vest in equal installments over a three year period and which if not already vested, will vest upon the occurrence of an initial public offering. To the extent that a material amount of expense will be recognized in connection with your planned public offering, please disclose in the notes to your financial statements and in MD&A the amount of expense that will be recognized in connection with the accelerated vesting of these stock-based compensation grants as a result of your planned public offering. Note 12 to your interim financial statements should be similarly revised.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its Management’s Discussion and Analysis of Financial Condition and Results of Operations to reflect the expense that will be recognized in connection with the accelerated vesting of the awards due to the Company’s planned public offering. The Company advises the Staff that Note 12 to the Company’s annual financial statements and Note 11 to the Company’s interim financial statements have been revised to clarify that the unrecognized compensation expense related to non-vested awards would be subject to acceleration upon an initial public offering.

SSE Holdings, LLC

Interim Financial Statements, page F-23

Note 2. Summary of Significant Accounting Policies, page F-28

38.       Please include footnote disclosure with respect to the unaudited interim period for the twenty-six weeks ended June 26, 2013. In this regard, disclose if all adjustments which are, in the opinion of management, necessary to a fair statement of the results have been made, and if the adjustments are of a normal recurring nature. Refer to Rule 10-01(b)(8) of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised Note 2 of its interim financial statements.

Age of Financial Statements

39.       Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and will continue to consider the requirements set forth in Rule 3-12 of Regulation S-X.  In that regard, in Amendment No. 1 the Company has updated its document to include financial information as of September 24, 2014.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at 212-906-2918 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Rodgers

Gregory P. Rodgers
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Randy Garutti, Chief Executive Officer, Shake Shack Inc.

Ronald Palmese, Jr., Esq., General Counsel, Shake Shack Inc.

Howard A. Sobel, Esq., Latham & Watkins LLP

Ryan K. deFord, Esq., Latham & Watkins LLP

Daniel J. Bursky, Esq., Fried, Frank, Harris, Shriver & Jacobson LLP

Andrew B. Barkan, Esq., Fried, Frank, Harris, Shriver & Jacobson LLP